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                              March 7, 2022

       Sal Gilbertie
       Chief Executive Officer
       Teucrium Commodity Trust
       c/o Teucrium Trading, LLC
       Three Main Street
       Suite 215
       Burlington, VT 05401

                                                        Re: Teucrium Commodity
Trust
                                                            Registration
Statement on Form S-1
                                                            Filed March 4, 2022
                                                            File No. 333-263293

       Dear Mr. Gilbertie:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Operation of the Fund, page 1

   1.                                                   Please prominently
discuss here and in The Wheat Market on page 78 the impact of current geopolitical
events on the wheat market, the wheat futures market, and the fund, including volatility in
wheat prices and in trading volume of wheat futures and your shares. Please place
this discussion in context by quantifying the relative contribution of
                                                        Russia and Ukraine in
the global wheat market. Similarly revise the last risk factor on page 17 by describing
specific risks of current geopolitical events for the commodities markets, the fund and
its investments, and the impact of current events on underlying
 Sal Gilbertie
Teucrium Commodity Trust
March 7, 2022
Page 2
      assumptions and expectations and the potential for resulting volatility and losses.
2. We note the Form 8-K filed March 7, 2022 disclosing that you have suspended the sale of shares of the fund as you have sold all available shares. Please disclose the impact of the suspension on the fund's investment objective, the price of shares in the secondary market, and the potential for tracking error. Please also expand the second risk factor on page 18 by clarifying the risks to investors if they purchase shares at a premium over or discount to NAV.
3. Please place the discussion of position limits in context by quantifying and disclosing whether you are approaching the position limits of the CFTC or futures exchange rules such that the position limits are likely to restrict your ability to continue to invest in the
      Benchmark Component Futures Contracts. In addition, please disclose your specific plans, if any, to purchase other wheat interests on foreign exchanges or other instruments in the event you are no longer able to purchase Benchmark Component Futures Contracts.
      To the extent you have discretion under applicable regulatory requirements to invest in these other instruments, so state.
4. Please disclose here and in your risk factors whether or not your futures commission merchant (FCM) has placed position constraints on the number of wheat future contracts you may purchase, and, if so, how those constraints may impact your ability to invest in wheat futures contracts. In addition, please add a risk factor addressing the risks of having only one FCM.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any other questions.



                                                             Sincerely,
FirstName LastNameSal Gilbertie
                                                             Division of
Corporation Finance
Comapany NameTeucrium Commodity Trust
                                                             Office of Finance
March 7, 2022 Page 2
cc:       W. Thomas Conner
FirstName LastName